FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 17th day of May, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

clearly canadian beverage corporation

annual report 2003

Letter to Shareholders

This year, Clearly Canadian continued to make significant progress in strengthening its existing distributor relationships and establishing important new alliances throughout North America. We believe that the Company has been successful in achieving a more effective and focused network of distributors for brand Clearly Canadian® in several key regions in the United States. These improvements in our distribution network did, however, result in transitional interruptions and were a factor in the year-over-year decline in the Company's overall sales results. Nonetheless, the Company is very encouraged with the commitment displayed by its new distribution partners and we believe these changes will result in increased sales for 2004 and beyond.

In 2003, the Company successfully implemented two national consumer sweepstakes in both Canada and in the USA. These programs were received enthusiastically by our distribution and retail partners and resulted in several Clearly Canadian consumers winning grand prizes consisting of travel vacations to Canadian destinations. To support our distributors in driving demand in 2004, the Company will be introducing a new formulation for brand Clearly Canadian. This year, Clearly Canadian will provide a healthier beverage choice, with half the calories and carbohydrates than its current formula, while delivering on the same great taste our core consumers look for and enjoy.

This past year also marked the end of a three year licensing agreement with Reebok International Ltd. The Company was very proud of its Reebok fitness water product, from a developmental standpoint, and was making good inroads into an important new category of the beverage aisle - enhanced waters. However, overall sales of the Reebok branded products failed to meet certain minimum contractual sales requirements and, as a result, Reebok International Ltd. elected not to renew the license agreement. The enhanced water segment continues to grow, and we continue to be a part of it with our Clearly Canadian O+2® oxygen enhanced water. Also, we are reviewing several options to further utilize the strong Clearly Canadian brand in the enhanced water category, as well as formulating enhanced water product lines for other potential customers.

To capitalize on future brand building efforts, Clearly Canadian has engaged Dundee Securities Corporation in connection with a national public equity offering. The anticipated completion of the financing will assist Clearly Canadian in providing effective sales and marketing programs in 2004, including more national consumer sweepstakes and strong tactical regional sales programs designed to drive sales which will be supported by a substantially improved distribution system in North America.

Going forward, our objective is unchanged: expand the availability of brand Clearly Canadian to increase overall sales performance in our drive towards sustainable profitability and increased shareholder value.

D Mason

Douglas L. Mason
President and C.E.O.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS)

Operating Results

The following discussion addresses the operating results and financial condition of Clearly Canadian for the year ended December 31, 2003. The Management Discussion and Analysis should be read in conjunction with the Company's consolidated audited financial statements and the accompanying notes as well as the cautionary statements at the end of this section.

Fiscal 2003 Compared with Fiscal 2002

As previously announced (February 27, 2002), during the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). **As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the "continuing operations" for the years ending December 31, 2003 and December 31, 2002.** Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the years ended December 31, 2003 and 2002, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard for disclosure of discontinued operations.

Continuing Operations

Net loss from continuing operations for the year ended December 31, 2003 was $3,876,000 or $0.57 per share on a basic and diluted basis on sales revenues of $13,270,000, compared to a loss of $3,825,000 or $0.57 per share on a basic and diluted basis on sales revenues of $20,205,000 for the year ended December 31, 2002. The year over year decrease in revenue was attributable to a decrease in sales of both brand Clearly Canadian and the Company's licensed Reebok products, partially offset by an increase in private label business.

In 2003, the Company was successful in establishing a stronger network of distributors in key regions for brand Clearly Canadian. However, changes to these new networks resulted in transitional interruptions in sales for the brand, contributing to the decrease in total core brand sales for the year. As well, within the beverage industry, the effects of unseasonably cooler weather conditions in key spring and summer selling periods in the US adversely affected beverage sales generally in 2003. The Company also attributes the decline in sales to a challenging year with respect to available working capital, which contributed to limiting certain marketing and sales programs.

As discussed in the Company's 2003 third quarter report, the Company reported on the improving trend for brand Clearly Canadian in areas where distribution had been established with new, dedicated distributors. In the fourth quarter of 2003, this trend continued. Specifically in Southern California, where sales in the fourth quarter increased by 12.3% compared with the fourth quarter of 2002. And during the nine months ending December 31, 2003, representing the timeframe the distributor was appointed in this region, sales increased by 22.3% compared with the same period in 2002. This region represents the most mature of the new distributor relationships that have been forged by the Company during 2003.

Total Reebok fitness water sales were off by 70.3% in 2003 compared with 2002. In 2003, the segment continued to expand, with category development arising from the introduction of brands represented by the major carbonated soft drink suppliers that enjoy certain distribution advantages over smaller competitors. These distribution challenges resulted in sales of Reebok fitness water that failed to meet specific minimum sales criteria as prescribed by the Company's license agreement with Reebok. The Company's distributor network did not embrace the Reebok branded products and the Company's opportunities to sell direct to certain wholesale and retail customers were not supported by Reebok. In 2003, Reebok International Inc. elected not to renew its licensing agreement with the Company to manufacture, distribute and sell certain Reebok products in the United States, Canada and the Caribbean. Nonetheless, the Company remains committed to the enhanced water category and, in so doing, continues to market and distribute its Clearly Canadian O+2 oxygen enhanced water. Also, the Company is reviewing several alternatives to further utilize Clearly Canadian branding within the enhanced water category and to offer its product development technologies to other customers.

Selling, general and administrative expenses from continuing operations were $5,688,000 for the year ended December 31, 2003 compared to $8,068,000 for the same period in 2002, representing a reduction of 29.5%. The Company closely controlled or reduced its spending in all areas of selling, general and administrative expense.

Gross profit margins from continuing operations were 24.9% for the year ended December 31, 2003 compared with 28.1% for the corresponding period in 2002. This represents gross profit of $3,310,000 for the year ended December 31, 2003 compared to $5,670,000 for the corresponding period in 2002. In 2003, the Company's gross profit margin decreased by 3.2%. The decrease in gross profit margin is attributable to the write down of Reebok inventories during the year.

Discontinued Operations
Net income from royalty revenues on discontinued operations for the year ended December 31, 2003 was $163,000 or $0.02 per share on a basic and diluted basis compared to a net income of $242,000 or $0.03 per share on a basic and diluted basis for the year ended December 31, 2002.

Liquidity and Capital Resources
At December 31, 2003 the Company has a working capital deficit of $2,660,000 compared to working capital surplus of $24,000 at December 31, 2002. The Company has bank indebtedness of $478,000 at December 31, 2003 compared to bank indebtedness of $702,000 at December 31, 2002. Net cash provided from operating activities was $213,000 consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities consists of proceeds from the issuance of capital stock and warrants of $66,000, less the repayment of long-term debt of $6,000 and repayment of bank indebtedness of $224,000. Net cash provided by investing activities was $202,000, which consisted of the sale of certain real estate properties located in British Columbia, Canada.

Subsequent Events
See note 22 of the Company's attached audited financial statements.

Corporate Governance
Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian's corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company's policies outlined in its information circular which accompanies its notice of annual general meeting.

Cautionary Statements
Statements in this annual report that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's analysis of its product distribution systems, and changes thereto, and the Company's expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the Company's promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support general operating activities and capital expansion plans , competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

February 20, 2004

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company and all the information in this annual report are the responsibility of management.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

The Company maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee which consists of directors appointed by the Board. The Committee meets periodically with management as well as with the independent external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the consolidated financial statements and the external auditors' report thereon and reports its findings to the Board for consideration when the Board approves the financial statements for issuance to the Company's shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors. The external auditors have free and full access to the Audit Committee.

"Douglas L. Mason"
Chief Executive Officer

"Stuart R. Ross"
Chief Financial Officer

February 20, 2004
(except for note 22, which is as at April 13, 2004)

Auditors' Report

**To the Shareholders of
Clearly Canadian Beverage Corporation**

We have audited the consolidated balance sheets of **Clearly Canadian Beverage Corporation** as at December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving effect to the change in accounting policies disclosed in note 3 to the consolidated financial statements, on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, described in note 1 to the financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in note 3. Our report to the shareholders dated February 20, 2004, except for note 22, which is as at April 13, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions or a change in the accounting principles in the auditors' report when they are adequately disclosed in the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver
February 20, 2004

Clearly Canadian Beverage Corporation

Consolidated Balance Sheets

As at December 31, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	2003 $	2002 $
Assets		
Current assets		
Cash and cash equivalents	127	-
Accounts receivable (notes 5 and 6)	863	1,191
Inventories (notes 5 and 6)	630	2,439
Assets held for sale (note 6)	-	935
Prepaid expenses, deposits and other assets	152	271
	1,772	4,836
Long-term investments (note 7)	112	88
Assets held for sale (note 6)	987	462
Property, plant and equipment (note 6)	2,726	3,042
Distribution rights (note 8)	1,502	1,913
Prepaid contracts (note 17)	257	306
	7,356	10,647
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	478	702
Accounts payable and accrued liabilities (note 6)	3,453	3,578
Related party liability (note 16)	200	-
Customer deposits (note 6)	167	-
Current portion of long-term debt (note 9)	134	116
Convertible debenture (note 10)	-	416
	4,432	4,812
Long-term debt (note 9)	1,799	1,112
	6,231	5,924
Shareholders' Equity		
Capital stock (notes 11 and 12)		
Authorized		
200,000,000 common shares without par value		
10,000,000 preferred shares with a par value of CA$1 each		
Issued - 7,168,682 (2002 - 7,043,682) common shares without par value		
Outstanding - 6,795,682 (2002 - 6,670,682) common shares without par value	58,272	58,237
Warrants - 1,527,500 (2002 - 1,500,240)	190	415
Options - granted to non-employees	13	-
Equity component of convertible debenture (note 10)	26	26
Contributed surplus (note 12)	256	-
Cumulative translation account (note 13)	(1,352)	(1,388)
Deficit	(56,280)	(52,567)
	1,125	4,723
	7,356	10,647

Going concern (note 1)

Commitments and contingencies (note 17)

Subsequent events (note 22)

Approved by the Board of Directors

Nigel Woodall, Director

Philip Langridge, Director

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2003, 2002 and 2001

(in thousands of United States dollars, except where indicated)

	Capital stock										
	Number of common shares outstanding	Amount $	Number of warrants outstanding	Amount $	Number of options outstanding to non-employees	Amount $	Equity component of convertible debenture $	Contributed surplus $	Cumulative translation account $	Deficit $	Shareholders' equity $
Balance - December 31, 2000	6,640,682	58,208	692,740	423	-	-	-	-	(1,320)	(40,231)	17,080
Loss for the year	-	-	-	-	-	-	-	-	-	(8,753)	(8,753)
Exchange difference	-	-	-	-	-	-	-	-	(38)	-	(38)
Balance - December 31, 2001	6,640,682	58,208	692,740	423	-	-	-	-	(1,358)	(48,984)	8,289
Shares issued upon exercise of warrants (note 12)	30,000	29	(30,000)	(8)	-	-	-	-	-	-	21
Issuance of convertible debenture (note 10)	-	-	837,500	-	-	-	26	-	-	-	26
Loss for the year	-	-	-	-	-	-	-	-	-	(3,583)	(3,583)
Exchange difference	-	-	-	-	-	-	-	-	(30)	-	(30)
Balance - December 31, 2002	6,670,682	58,237	1,500,240	415	-	-	26	-	(1,388)	(52,567)	4,723
Private placement issued February 28, 2003 at CA$0.80 per unit (note 12)	125,000	35	125,000	31	-	-	-	-	-	-	66
Issued during the year	-	-	-	-	35,000	13	-	-	-	-	13
Expired during the year (note 12)	-	-	(97,740)	(256)	-	-	-	256	-	-	-
Loss for the year	-	-	-	-	-	-	-	-	-	(3,713)	(3,713)
Exchange difference	-	-	-	-	-	-	-	-	36	-	36
Balance - December 31, 2003	6,795,682	58,272	1,527,500	190	35,000	13	26	256	(1,352)	(56,280)	1,125

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the years ended December 31, 2003, 2002 and 2001
(in thousands of United States dollars, except where indicated)

	2003 $	2002 $	2001 $
Sales	13,270	20,205	23,257
Cost of sales	9,960	14,535	14,671
Gross profit	3,310	5,670	8,586
Selling, general and administration expenses	5,688	8,068	10,387
Amortization of property, plant and equipment	294	422	624
Loss before the following	(2,672)	(2,820)	(2,425)
Other expense	(174)	(73)	(25)
Interest on long-term debt	(11)	(8)	-
Loss on sale of property, plant and equipment held for sale (note 6)	(328)	(97)	-
Writedown of property, plant and equipment (note 6)	(272)	(942)	(2,235)
Writedown of distribution rights (note 8)	(500)	-	-
Gain on settlement of convertible debenture (note 10)	81	-	-
Amortization of intangible assets and goodwill	-	-	(481)
Writedown of goodwill	-	-	(2,111)
Restructuring charges recovery (note 14)	-	-	103
Loss from continuing operations before income taxes	(3,876)	(3,940)	(7,174)
Recovery of income taxes (note 15)	-	115	-
Loss for the year from continuing operations	(3,876)	(3,825)	(7,174)
Earnings (loss) for the year from discontinued operations (note 4)	163	242	(1,579)
Loss for the year	(3,713)	(3,583)	(8,753)
Basic and diluted earnings (loss) per share (expressed in dollars)			
From continuing operations	(0.57)	(0.57)	(1.08)
From discontinued operations	0.02	0.03	(0.24)
	(0.55)	(0.54)	(1.32)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2002 and 2001

(in thousands of United States dollars, except where indicated)

	2003 $	2002 $	2001 $
Cash flows from operating activities			
Loss for the year	(3,713)	(3,583)	(8,753)
Items not involving cash (note 19(a))	1,921	1,786	5,956
Changes in non-cash working capital balances related to operations (note 19(b))	2,005	(1,253)	371
	213	(3,050)	(2,426)
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	202	324	156
Net proceeds from sale of production facility (note 4)	-	1,675	-
Purchase of property, plant and equipment	-	(140)	(261)
Acquisition of a long-term investment	-	-	(21)
Proceeds from collection of long-term receivable	-	-	605
Net proceeds from sale of home and office five gallon water business (note 4)	-	-	4,224
	202	1,859	4,703
Cash flows from financing activities			
Repayment of long-term debt	(6)	(168)	(2,453)
Proceeds from issuance of capital stock and warrants	66	21	-
(Decrease) increase in bank indebtedness	(224)	702	-
Proceeds from issuance of convertible debenture	-	424	-
	(164)	979	(2,453)
Effect of exchange rates on cash and cash equivalents	(124)	(14)	106
Increase (decrease) in cash and cash equivalents	127	(226)	(70)
Cash and cash equivalents - Beginning of year	-	226	296
Cash and cash equivalents - End of year	127	-	226
Interest paid	146	51	178
Income taxes paid	-	-	-

Supplementary cash flow information (note 19(c))

The accompanying notes form an integral part of these consolidated financial statements.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

1 Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $3,713,000 for the year ended December 31, 2003, net current liabilities of $2,660,000 and an accumulated deficit of $56,280,000 at year-end. Operations for the year ended December 31, 2003 have been funded primarily from the disposition of the Company's property located in Vernon, B.C., Canada, the issuance of capital stock, the extension of the convertible debenture (note 10) and net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

Management has continued to take steps to try to improve the Company's financial results and cash flows. These steps include listing for sale its office building located in Burlington, Washington, land and water rights in Formosa, Ontario, and other various assets not used in its day-to-day operations. Subsequent to December 31, 2003, the Company raised CA$1.3 million of debt financing (note 22) and management is currently seeking equity financing of CA$9 million. The Company's ability to continue operations is contingent on its ability to obtain this financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives. In addition, management is continuing to establish distribution relationships in critical North American markets which it believes will improve the availability of the product to the market. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2 Summary of significant accounting policies

Nature of operations

The Company produces, distributes and markets beverage products and flavoured beverages. The Company's products are sold principally in the United States and Canada.

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP). The differences as they affect the Company are described in note 21.

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, 546274 Alberta Ltd., and Blue Mountain Springs Ltd.

In view of the consolidated nature of these financial statements, the term "Company", as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

Foreign currency translation

The Company uses the United States dollar as its reporting currency. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders' equity; see note 13.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the year.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as deferred revenues.

Inventories

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value.

Long-term investments

Long-term investments are recorded at cost less writedowns for impairments in value that are other than temporary.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods:

Buildings	30 years
Equipment	5 - 15 years
Leasehold improvements	term of the lease

These assets will be written down to the recoverable amount if carrying value exceeds that amount.

Stock-based compensation plan

The Company has a stock option plan which is described in note 12. No compensation expense is recognized when stock options are issued to employees pursuant to the plan. Compensation expense for options granted to non-employees is recorded as other expense. Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of distribution rights ($1.5 million) and land and water sources ($1.9 million). Actual results could differ materially from those estimates.

Financial instruments

a) Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt approximates its fair value based upon the discount rates applied. See note 9.

b) Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2003, one customer represented 21% (2002 - 12%) of total accounts receivable.

c) Interest rate risk

The short-term bank credit facility bears interest at U.S. prime plus 4%. The long-term debt bears interest at a fixed rate as disclosed in note 9.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

d) Foreign exchange rate risk

The majority of the Company's revenues are earned and production costs incurred in the United States. However, selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods in which the future income tax liability or asset is expected to be settled or realized. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based upon evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion.

Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in selling, general and administration expenses.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year of 6,774,107 (2002 - 6,662,682; 2001 - 6,640,682). Diluted earnings (loss) per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings (loss) per share have not been separately disclosed since the conversion of the convertible notes and exercise of stock options and warrants would be anti-dilutive.

Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year's presentation.

3 Changes in accounting policies

a) Effective January 1, 2002, the Company adopted prospectively CICA Handbook Section 3062, Goodwill and Other Intangible Assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. No provision for impairment was required upon adoption of this policy.

Adjusted net loss and basic and diluted loss per share as a result of the new accounting policy for goodwill and intangible assets are as follows:

($000's except for loss per share amounts)

	2001 $
Reported loss from continuing operations	(7,174)
Add back	
Goodwill amortization	289
Distribution rights amortization	192
Adjusted net loss from continuing operations	(6,693)
Basic and diluted net loss per share from continuing operations	(1.01)
Reported loss from discontinued operations	(1,579)
Basic and diluted loss per share from discontinued operations	(0.24)
Adjusted basic and diluted loss per share	(1.25)
As reported basic and diluted loss per share	(1.32)

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

b) The Company adopted the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations in the year ended December 31, 2002. This section requires long-lived assets that have been identified for sale and meet certain criteria be classified on the balance sheet as held for sale. See also note 6.

4 Discontinued operations

During the year ended December 31, 2001, the Company's U.S. subsidiary, CC Beverage (US) Corporation (CC Beverage), disposed of its home and office five gallon water business and entered into an agreement to dispose of the private label co-pack bottling business and related assets. For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as discontinued operations.

a) Home and office five gallon water business

On April 30, 2001, CC Beverage sold the assets of the home and office five gallon water business for $4,824,000. Details of the aggregate consideration and assets disposed of are as follows:

	$
Consideration	
Cash	4,500
Assumption of accounts payable	324
	4,824
Assets disposed of	
Current assets	357
Property, plant and equipment	1,089
Goodwill	922
	2,368
Closing costs	243
Gain on sale of assets	2,213

b) Private label co-pack bottling business and production facility

On October 5, 2001, the measurement date, the Company adopted a formal plan to dispose of its production facility assets located in Burlington, Washington and its private label co-pack bottling business. On February 22, 2002, the Company finalized the sale of the production facility assets and bottling plant lease located in Burlington, Washington, the Cascade Clear water business, and certain private label co-pack bottling business.

The Company sold the production facility assets of $4,348,600 for consideration of $2,130,000 in cash, the assumption of long-term debt of $2,155,000 and the assumption of certain capital leases of $63,600. The Company incurred closing costs of $458,000.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

With respect to the long-term indebtedness assumed by the purchaser, the Company's subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $nil.

In connection with the sale, the purchaser has agreed to pay additional proceeds. The additional proceeds are accounted for as contingent consideration and will be recognized as royalty revenue when received. The terms are summarized below:

i) Cascade Clear

Additional proceeds of $2,000,000 based on a percentage of the gross sales of Cascade Clear products with a minimum annual payment of $100,000 commencing December 31, 2002. At December 31, 2005, if the Company has received less than $500,000, the purchaser is required to make an additional lump sum payment to increase the total consideration paid to $800,000. At the end of each year, the purchaser has the option to not make the $100,000 minimum payment and, if not paid, the Company can elect to repurchase the Cascade Clear brand for $1.

The Company received $100,000 in consideration during the year ended December 31, 2003 (2002 - $126,000), which has been recorded in sales and other revenues from discontinued operations.

ii) Co-pack business

Additional proceeds based on a percentage of gross profit of the co-pack business with a minimum payment of $62,500 per year provided the business incurs no losses as defined by the terms of the agreement, up to a maximum of $125,000 per year until December 31, 2006.

In addition, the purchaser has agreed to provide the Company with at cost co-pack (bottling) services for 10 years (five-year initial term expiring December 31, 2006 and five-year renewal term at the Company's option) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages.

The Company received $62,500 in consideration during the year ended December 31, 2003 (2002 - $116,000), which has been recorded in sales and other revenues from discontinued operations.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

Summarized below is selected financial information for the discontinued operations:

Earnings (loss) from discontinued operations

	2003 $	2002 $	2001 $
Sales and other revenues	-	551	5,245
Loss from discontinued operations before measurement date, net of writedowns and income taxes	-	-	(1,394)
Earnings from discontinued operations after the measurement date	163	242	-
Gain on sale of assets from discontinued operations	-	-	2,213
Loss and writedown of assets from discontinued operations subsequent to measurement date	-	-	(2,398)
Earnings (loss) from discontinued operations	163	242	(1,579)
Basic and diluted earnings (loss) per share from discontinued operations	0.02	0.03	(0.24)

5 Bank indebtedness

The Company's subsidiary, CC Beverage, has an operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending July 24, 2004 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $2,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2003 - $503,000). The weighted average interest rate for 2003 was 8.125% (2002 - 8.75%; 2001 - 4.71%). At December 31, 2003, $478,000 (2002 - $702,000, of which $163,000 related to cheques in excess of funds) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

6 Balance sheet components

Accounts receivable

	2003 $	2002 $
Trade accounts receivable - net of allowance of $91,000 (2002 - $93,000)	657	1,069
Other receivables	206	122
	863	1,191

Inventories

	2003 $	2002 $
Finished goods	396	1,698
Raw materials	234	741
	630	2,439

During 2003, the Company received an insurance settlement of $500,000 for defective packaging valued at $600,000. The write-off of inventory and insurance settlement have been recorded in cost of sales.

Licensing agreement

During 2001, Reebok International Ltd. (Reebok) granted a license to the Company to distribute a Reebok branded beverage in the United States, Canada and the Caribbean. The license agreement was for an initial term of three years, together with three two-year renewal terms, and was subject to certain performance obligations. Under the license agreement, the Company paid Reebok a royalty based on a percentage of net sales of the Reebok branded beverage. The agreement with Reebok expired as at December 31, 2003 and was not renewed; $542,000 of Reebok inventory has been written down and is included in cost of sales (2002 - $307,000).

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

Property, plant and equipment and assets held for sale

				2003
	Cost $	Accumulated amortization $	Writedown $	Net $
Land and water sources	1,994	-	-	1,994
Buildings	1,197	822	-	375
Equipment	4,105	3,588	272	245
Leasehold improvements	143	31	-	112
	7,439	4,441	272	2,726
Held for sale				
Land and water sources	387	-	-	387
Buildings	709	109	-	600
	1,096	109	-	987
	8,535	4,550	272	3,713

				2002
	Cost $	Accumulated amortization $	Writedown $	Net $
Land and water sources	1,829	-	-	1,829
Buildings	1,034	670	-	364
Equipment	3,631	2,890	-	741
Leasehold improvements	122	14	-	108
	6,616	3,574	-	3,042
Held for sale				
Land and water sources	1,252	-	583	669
Buildings	1,541	460	353	728
Equipment	521	515	6	-
	3,314	975	942	1,397
	9,930	4,549	942	4,439

Included in the table above are changes arising from the change in the exchange rate between the Canadian and U.S. dollar.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

During 2003, the Company wrote down equipment by $272,000 to its estimated net recoverable amount. In 2002, land and water sources, buildings and equipment were written down by $942,000 (2001 - $2,235,000 in relation to continuing operations and $4,234,000 in relation to discontinued operations). The carrying value represents management's best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

During the year ended December 31, 2003, the Company sold certain assets previously classified as held for sale and incurred a loss on disposal of $328,000.

Accounts payable and accrued liabilities

	2003 $	2002 $
Trade accounts payable	2,765	2,788
Marketing fees	352	351
Refundable deposits on assets held for sale	27	-
Other accrued liabilities	309	439
	3,453	3,578

Customer deposits

As at December 31, 2003, the Company had received $167,000 in deposits on international sales orders. These deposits have been recorded as a customer deposit liability.

7 Long-term investments

Long-term investments comprise common shares in publicly traded companies and an investment in a limited partnership.

Included in long-term investments is $85,000 (2002 - $69,000) related to an investment in a limited partnership of which certain directors of the Company and a company with common directors own limited partnership interests. The investment is accounted for at historical cost. See note 22.

At December 31, 2003 and 2002, the book value of investments approximated market values.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

8 Distribution rights

Effective January 1, 2002, the Company adopted prospectively CICA Handbook Section 3062, Goodwill and Other Intangible Assets (see note 3). During the preparation of the fourth quarter accounts in 2003, the Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights in certain territories was impaired. As a result, the Company has recorded a charge of $500,000. See note 2.

9 Long-term debt

	2003 $	2002 $
Continuing operations		
Convertible promissory notes of CA$1,750,000, unsecured, non-interest bearing, repayable in cash or equivalent value of common shares at the option of the Company (see note 17(d))	1,354	1,112
Convertible debenture of CA$670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by December 1, 2006 and convertible into common shares at the option of the holder at any time prior to repayment at CA$0.80 per share (see note 10)	445	-
Mortgage payable, with land and buildings pledged as collateral, bearing interest at 4.80%, repayable at CA$1,192 per month, maturing in August 2004	134	116
	1,933	1,228
Less: Current portion	134	116
	1,799	1,112

Long-term debt maturities in each of the next five years are as follows:

	$
Year ending December 31	
2004	134
2005	1,354
2006	445
2007 and thereafter	-
	1,933

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

10 Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA$670,000, of which CA$345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA$1,000 and 1,250 share purchase warrants at CA$0.80 per share exercisable until December 31, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA$0.80 per share.

The proceeds from the issuance of the debenture units were allocated to the convertible debenture, the equity conversion option and the share purchase warrants. The carrying amount of the financial liability of $398,000 at the time of issuance was determined by discounting the future stream of interest and principal payments at the prevailing market rate for a similar liability that does not have an associated equity component. The balance of $26,000 was allocated to the conversion option included in shareholders' equity. The discount on the face value of the convertible debenture was accreted over the term of the debenture units. During the year ended December 31, 2003, $8,000 was accreted (2002 - $18,000).

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the term extension has been accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms of $81,000 has been recorded as a gain on the statement of operations. The corresponding discount on the carrying value of the debenture will be accreted on a straight-line basis over the extended term of the debenture units. During the year, $5,000 was accreted.

11 Capital stock

The Company holds 373,000 shares acquired under the normal course issuer bids at a total cost of $406,000. These shares have not been cancelled; however, they are excluded from outstanding shares.

During the year ended December 31, 2000, the Company issued 595,000 units at a price of CA$0.88 (approximately US$0.59) per unit; each unit comprised one common share and one share purchase warrant. Each warrant is exercisable to acquire one share for CA$1.10 until November 24, 2005. The fair value of the warrants of $167,000 has been deducted from the total proceeds of $349,000 and the remainder of $182,000 is recorded as capital stock. During the year ended December 31, 2002, 30,000 of these warrants were exercised, leaving 565,000 warrants outstanding.

See note 12.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

12 Stock options, warrants and Shareholders' Rights Plan

Stock options

The Company may grant options to purchase up to 1,750,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company's board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company's board of directors, provided that the exercise price is not less than the average closing price of the Company's shares traded through the facilities of the Toronto Stock Exchange (the Exchange) for the 10 trading days preceding the date on which the options are granted. All options vest immediately on issuance.

A summary of the status of the Company's stock option plan is presented below:

	2003		2002		2001	
	Number of options	Weighted average exercise price CA$	Number of options	Weighted average exercise price CA$	Number of options	Weighted average exercise price CA$
Outstanding - Beginning of year	1,686	1.43	1,371	1.49	912	1.66
Granted	570	0.67	410	1.22	480	1.19
Expired	(637)	1.47	(95)	1.41	(21)	1.71
Options outstanding and exercisable - end of year	1,619	0.91	1,686	1.43	1,371	1.49

The weighted average exercise price of options outstanding as at December 31, 2003 includes the effect of options repriced during the year.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

The following table summarizes information about options outstanding and exercisable:

2003

Exercise prices CA$	Number	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.35	30	7.6	1.35
1.25	370	8.3	1.25
1.15	255	7.1	1.15
1.05	25	6.9	1.05
1.00	40	8.7	1.00
0.70	230	9.1	0.70
0.65	669	6.7	0.65
0.65 - 1.35	1,619	7.8	0.91

2002

Exercise prices CA$	Number	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.75	560	2.8	1.75
1.50	261	7.0	1.50
1.35	50	8.6	1.35
1.25	370	9.4	1.25
1.15	380	8.1	1.15
1.05	25	7.9	1.05
1.00	40	9.7	1.00
1.00 - 1.75	1,686	6.5	1.43

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

During the year ended December 31, 2003, the Company granted 570,000 (2002 - 410,000) options under the stock option plan, 35,000 of which were granted to non-employees (2002 - nil). The fair value of the options granted to non-employees ($13,000) has been recorded as other expense. At the Company's annual general meeting held on June 26, 2003, the shareholders approved the repricing of up to 415,395 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options was reduced to approximately $0.48 (CA$0.65), representing an exercise price that was not less than the average closing price of the Company's shares on the Exchange for the 10 trading days preceding the announcement of the repricing. The incremental increase in the fair value of these options as a result of the modification, calculated using the Black-Scholes valuation model, was nominal and therefore no additional pro forma stock-based compensation expense was recorded in the year. The fair value of each option granted or repriced was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	CA$
Weighted average grant or repricing date fair value	0.56
Risk-free interest rate	3.00%
Expected life	10 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	-

If the Company had applied the fair value method of accounting for employee stock options, the Company would have recorded a compensation expense of $221,000 in respect of stock options granted and repriced in the year. The Company's net loss and loss per share would have been as indicated in the pro forma amounts below:

	2003 $	2002 $	2001 $
Loss for the year before stock-based compensation	(3,713)	(3,583)	(8,753)
Stock-based compensation	(221)	(302)	(297)
Pro forma loss for the year	(3,934)	(3,885)	(9,050)
Basic and diluted loss per share as reported	(0.55)	(0.54)	(1.32)
Per share impact of stock-based compensation	(0.03)	(0.04)	(0.05)
Pro forma loss per share	(0.58)	(0.58)	(1.37)

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

Warrants

The following table summarizes information about common share purchase warrants outstanding:

Exercise price per share	Balance - December 31, 2002	Granted	Expired	Balance - December 31, 2003	Expiry date
US$7.44	97,740	-	(97,740)	-	January 2003
US$0.85 (CA$1.10)	565,000	-	-	565,000	November 2005
US$0.62 (CA$0.80)	837,500	-	-	837,500	December 2004
US$0.62 (CA$0.80)	-	125,000	-	125,000	February 2004
	1,500,240	125,000	(97,740)	1,527,500	

During February 2003, the Company completed a private placement of 125,000 units (Private Placement) at CA$0.80 per unit raising CA$100,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of CA$0.80 for one year. The warrants were estimated to have a fair value of $31,000 based upon the Black-Scholes model.

See note 22.

Shareholders' Rights Plan

At the Company's annual general meeting held December 1, 1989, the shareholders approved the adoption of certain shareholder protection measures to deter coercive and/or unfair takeover tactics or offers and to encourage potential acquirers in any takeover attempts to negotiate directly with the Company's board of directors. Specifically, the shareholders approved and the Company subsequently implemented (i) a "Rights Plan," the terms of which are contained within a "Rights Agreement" dated October 1, 1990, and (ii) a "Supermajority Amendment," which now forms part of the Company's articles.

The Rights Plan was for an initial term of 10 years and expired on December 31, 1999. At the Company's annual general meeting held June 24, 1999, the shareholders approved the re-adoption and extension of the Rights Plan for a further term of 10 years (expiry date December 31, 2009).

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company's shares at 50% of the market price at the time of the occurrence of certain "Triggering Events." Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company's directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a "Qualified Offer." A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company's directors as being in the best interest of the Company and its shareholders.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

13 Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company's Canadian operations, resulted in an unrealized translation gain of $36,000 for the year ended December 31, 2003 (2002 - loss of $30,000). The movement in the translation adjustment in the current year reflects the change of the Canadian dollar against the United States dollar.

14 Restructuring charges

During the year ended December 31, 2001, the Company received total payments in the amount of $605,000 to settle a term loan made to a bottler. This included a recovery of $103,000 written down in prior years.

15 Corporate income taxes payable

a) The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax provision in the consolidated financial statements:

	2003	2002	2001
Combined statutory rate	39%	39%	45%
	$	$	$
Income taxes at statutory rate	(918)	(1,442)	(3,939)
Tax effect of			
Future tax asset not recognized	918	1,435	3,918
Recovery of income taxes from prior years	-	115	-
Non-deductible amounts and other - net	-	7	21
Recovery of income taxes	-	115	-

The Company has non-capital losses totalling approximately $31,025,910 (2002 - $25,032,000; 2001 - $24,972,000) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The right to claim these losses begins to expire in 2004. In addition, the Company has capital losses totalling approximately $3,661,842 available to offset future capital gains (2002 - $2,935,000; 2001 - $1,664,000).

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

b) The net future income tax balance comprises the following:

	2003 $	2002 $
Future income tax assets		
Non-capital losses	11,787	8,952
Distribution rights	1,399	1,288
Share issue costs	-	2
Property, plant and equipment	1,491	1,237
Net future income tax asset	14,677	11,479
Less: Valuation allowance	(14,677)	(11,479)
	-	-

16 Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the year ended December 31, 2003, the Company paid $137,000 (2002 - $118,500; 2001 - $21,500) for the lease of its office premises to a limited partnership in which certain directors and a company with common directors own limited partnership interests. In addition, the Company received a deposit ($200,000) on the building held for sale from a related party.

Also see notes 17(c) and 22.

17 Commitments and contingencies

a) Operating leases

The Company has entered into operating leases for certain office equipment and premises. Total payments required under these leases are as follows:

	$
2004	198
2005	196
2006	158
2007	49
2008	49
2009 and thereafter	360

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

b) Purchase commitments

At December 31, 2003, the Company has inventory purchase commitments of $131,299 (2002 - $627,000).

c) Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $520,000 (2002 - $755,000) per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. During 2001, the shareholders approved the amendment of these consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2003, the Company expensed $106,000 (2002 - $80,000) of the deferred charge and recorded $119,000 (2002 - $97,000) as a current prepaid item, leaving a balance of $257,000 (2002 - $306,000) as long-term prepaid contracts.

d) Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company's Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors), who are the daughters of the defendant, Gerry McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments to the Vendors based on the Company's indemnity and set off rights thereunder and as a result

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company's purchase of Blue Mountain. The trial of these claims is presently scheduled to be heard in April 2005. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

To December 31, 2003, the Company has incurred approximately CA$900,000 (US$700,000) in legal fees in relation to this matter which the Company expects to be able to apply toward any amounts due upon settlement. The legal fees have been expensed in the periods in which they were incurred.

e) Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton's and Continental's allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

f) Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company's future operations or financial position.

Also see note 4(b).

18 Pension costs and obligations

The Company has defined contribution pension plans for employees. The pension costs are charged to operations as contributions become due. Contributions are based upon a set percentage of salary.

Total pension expense for the year ended December 31, 2003 was $28,000 (2002 - $47,000; 2001 - $70,000).

The plan was discontinued on December 31, 2003.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

19 Supplementary cash flow information

	2003 $	2002 $	2001 $
a) Items not involving cash			
Writedown of distribution rights (note 8)	500	-	-
Loss on sale of property, plant and equipment held for sale	328	97	80
Inventory written down	542	307	-
Property, plant and equipment written down	272	942	6,345
Amortization of property, plant and equipment	294	422	1,405
Stock-based compensation	13	-	-
Interest accretion on convertible debenture	53	18	-
Gain on settlement of convertible debenture (note 10)	(81)	-	-
Gain on sale of home and office business	-	-	(2,213)
Gain on settlement of long-term receivable	-	-	(103)
Amortization of intangible assets and goodwill	-	-	481
Amortization of deferred lease inducement	-	-	(39)
	1,921	1,786	5,956
b) Changes in non-cash working capital balances related to operations			
Accounts receivable	328	1,143	525
Inventories	1,267	(442)	(189)
Prepaid expenses, deposits and other assets	95	(160)	35
Prepaid contracts	73	(242)	-
Accounts payable and accrued liabilities	(125)	(1,552)	27
Related party liability	200	-	-
Customer deposits	167	-	-
Corporate income taxes payable	-	-	(27)
	2,005	(1,253)	371

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

	2003 $	2002 $	2001 $
c) Non-cash investing and financing activities			
Gain on the settlement of convertible debenture (note 10)	81	-	-
Debt assumed by purchase of Cascade Clear (note 4)	-	2,219	-
Settlement of prepaid contracts from disposal of long-term investment (note 17(c))	-	64	-
Acquisition of property, plant and equipment by capital lease	-	-	57
Long-term investment obtained through settlement of accounts payable	-	-	18
Acquisition of long-term investment through settlement of accounts receivable	-	-	50
	81	2,283	125

20 Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry, selling flavoured water and carbonated beverages, and management uses geographic areas to monitor the business. The "other" segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from continuing operations before the writedown of property, plant and equipment and goodwill and restructuring charges recovery.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2003 $	2002 $	2001 $
Sales			
Canada			
Total sales	2,541	2,733	2,722
Less: Sales to other segments	-	(2)	(77)
Sales to external customers	2,541	2,731	2,645
United States			
Total sales	12,355	19,606	22,791
Less: Sales to other segments	(2,088)	(2,668)	(2,659)
Sales to external customers - continuing operations	10,267	16,938	20,132
Other			
Sales to external customers	462	536	480
Continuing operations - external customers	13,270	20,205	23,257
Discontinued operations - external customers	-	551	5,245
Interest expense on operating line of credit and long-term debt			
Canada	54	8	-
United States	92	43	-
Other	-	-	-
	146	51	-
Amortization			
Canada	182	315	484
United States	112	107	140
Other	-	-	-
	294	422	624

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

	2003 $	2002 $	2001 $
(Loss) earnings from continuing operations before income taxes, amortization of intangible assets and goodwill, writedown of property, plant and equipment and restructuring charges recovery			
Canada	(1,213)	(1,419)	(1,460)
United States	(2,270)	(1,958)	(1,340)
Other	379	379	350
	(3,104)	(2,998)	(2,450)
Amortization of intangible assets and goodwill	-	-	(481)
Writedown of property, plant and equipment and goodwill	(272)	(942)	(4,346)
Writedown of distribution rights	(500)	-	-
Restructuring charges recovery	-	-	103
	(3,876)	(3,940)	(7,174)

	2003 $	2002 $
Assets		
Canada	3,607	3,906
United States	2,734	5,328
Other	28	16
	6,369	9,250
Assets held for sale		
Canada	387	797
United States	600	600
	987	1,397
Total assets	7,356	10,647
Property, plant and equipment additions		
Canada	-	29
United States	-	111
Other	-	-
	-	140

With respect to third parties, the Company has one customer that represents more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

21 Reconciliation to accounting principles generally accepted in the United States of America

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

Under U.S. GAAP, the Company would report its consolidated statements of operations as follows:

Consolidated balance sheets

	2003		2002	
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Assets				
Current assets	1,772	1,772	4,836	4,836
Non-current assets	5,584	5,584	5,811	5,811
	7,356	7,356	10,647	10,647
Liabilities				
Bank indebtedness	478	478	702	702
Accounts payable and accrued liabilities	3,453	3,453	3,578	3,578
Related party liability	200	200	-	-
Customer deposits	167	167	-	-
Current portion of long-term debt	134	134	116	116
Convertible debenture (note d)	-	-	416	128
	4,432	4,432	4,812	4,524
Long-term debt (note d)	1,799	1,786	1,112	1,112
	6,231	6,218	5,924	5,636
Shareholders' Equity				
Share capital	58,272	58,272	58,237	58,237
Warrants	190	190	415	415
Options granted to non-employees	13	13	-	-
Equity component of convertible debenture (note d)	26	155	26	133
Beneficial conversion feature of convertible debenture (note d)	-	155	-	155
Contributed surplus	256	256	-	-
Cumulative translation account	(1,352)	(1,352)	(1,388)	(1,388)
Deficit	(56,280)	(56,551)	(52,567)	(52,541)
	1,125	1,138	4,723	5,011
	7,356	7,356	10,647	10,647

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

c) Advertising costs

U.S. GAAP requires separate disclosure of advertising costs. During the year ended December 31, 2003, the Company spent $1,461,842 on advertising (2002 - $2,158,000; 2001 - $2,361,000).

d) Convertible debenture

During 2002, under U.S. GAAP, the proceeds of $424,000 for the convertible debenture were allocated between the debt and detachable warrants based upon fair value using the Black-Scholes model. The assumptions used in calculating the fair value were the same as in note 10. The fair value of the warrants, $155,000, and the balance of $269,000 were allocated to the liability component and the beneficial conversion feature.

Value was allocated to the beneficial conversion feature associated with the convertible debenture. Based upon the allocated proceeds, the intrinsic conversion price was less than the commitment price. As a result, $155,000 was attributed to the beneficial conversion feature and the balance of $115,000, at the date of issuance of the convertible debenture, was recorded as the liability component. During the year, $142,000 (2002 - $13,000) was accreted in connection with original debenture.

On December 1, 2003, the terms of the convertible debenture were modified, refer to note 10. As a result of the modification and the differences in allocations, as discussed above, a loss on settlement of $104,000 resulted under U.S. GAAP.

The discount on the debenture would then be accreted over the term of the modified debt resulting in additional interest expense of $6,000 under U.S. GAAP.

e) Stock-based compensation

During the years ended December 31, 2000 and December 31, 2003, the Company repriced previously granted director, officer and employee options and as a result is required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year; therefore, no charge has been recorded since that time. Canadian GAAP does not require this treatment.

f) Recovery on disposal of investment

During the year ended December 31, 2002, the Company disposed of an investment at net book value which had previously been written down in comprehensive income (loss) by $48,000 to the market value, resulting in a recovery of $48,000.

December 31, 2003, 2002 and 2001 (amounts in tables are in thousands of United States dollars, except where indicated)

22 Subsequent events

a) Subsequent to year-end, the Company sold its interest in a limited partnership to a company controlled by a director of the Company. The Company received proceeds of $85,000, which is equal to the carrying value of the investment as at December 31, 2003. See note 7.

b) As of February 6, 2004, Dundee Securities Corporation agreed to act as the Company's selling agent in connection with a proposed prospectus offering of units, in which the Company intends to raise up to CA$9 million. The issue price of the units and the exercise price of the warrants will be set when the Company files its prospectus. Dundee Securities will be paid a cash commission 7.0% of the gross proceeds raised in connection with the offering and will receive broker warrants entitling it to purchase common shares of the Company in an amount equal to 7% of the number of units sold. Such broker warrants will be exercisable at a price per share to be determined in accordance with the rules of the Toronto Stock Exchange.

c) The Company signed a loan agreement and completed certain security documents with Quest Capital Corp., pursuant to which the Company has received a first advance of CA$750,000 from Quest Capital on March 5, 2004. Based on the Company providing Quest Capital with security over the Company's property interest located in Washington State, Quest Capital advanced a further CA$600,000 on April 13, 2004. The loan is for a term of 6 months with monthly compounded interest of 1%. The term may be extended for a further 6 months. In connection with the loan, the Company has issued 660,000 common shares to Quest Capital as a loan bonus and has issued warrants to Dundee Securities to purchase up to 250,000 common shares at a price of CA$0.34 per share for two years. Additionally, a management group, comprised of certain officers and directors of the Company, have funded an additional CA$500,000 loan to the Company on the same terms and conditions as the Quest Capital loan, but subordinated in priority and payment to the Quest Capital loan. The Company has agreed to issue to the management group an aggregate of 165,000 common shares as a bonus, and an additional 165,000 common shares if the term of the loan is extended for a further 6 months. The issuance of bonus shares to the management group is subject to approval by the disinterested shareholders of the Company at the Company's next annual general meeting.

clearly canadian.

annual report 2003

Corporate Profile

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products competing in the $13.3 billion New Age market in North America. Clearly Canadian's flagship brand, Clearly Canadian® sparkling flavoured water, is produced in a 14 oz glass bottle in six distinctive flavours. The Company's bottled water brand, Clearly Canadian O+2®, is part of the enhanced water sub-segment – the fastest growing sub-segment of the North American alternative beverage industry. Clearly Canadian beverages are distributed in the United States, Canada and various other countries.

Board of Directors

Gerald M. Astor
Glen D. Foreman
Neville W. Kirchmann
Philip J. Langridge
Nigel G. Woodall
Douglas L. Mason
Bruce E. Morley
Stuart R. Ross

Corporate Officers

Douglas L. Mason
Chief Executive Officer and President
Stuart R. Ross
Chief Financial Officer
Bruce E. Morley
Chief Legal Officer and Secretary
Tom Koltai
Chief Operating Officer
Kevin Doran
Senior Vice President, Marketing and Sales

Corporate Head Office

Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: info@clearly.ca

U.S. Office

CC Beverage (U.S.) Corporation
P.O. Box 326
Burlington, WA 98233
1-800-735-7180 (in U.S.A. and Canada)

Corporate and Securities Legal Counsel

McCullough O'Connor Irwin,
Vancouver, British Columbia, Canada

Web Site

www.clearly.ca

Investor Information

For an electronic copy of the Annual Report, visit the company web site, or to obtain corporate information or shareholder inquiries, contact:
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: investor@clearly.ca

Shareholder Assistance, Transfer Agent, Registrar and Dividend Disbursing Agent

Pacific Corporate Trust Company
Vancouver Office
1-877-288-6822
Communications concerning shareholder address changes, stock transfers, changes of ownership, lost stock certificate, duplicate mailings, or other account services should be directed to the Company's Registrar and Stock Transfer Agent at the telephone number above.

Annual General Meeting

Friday, June 25, 2004 at 10:00 a.m.
2nd Floor, Conference Center, 888 Dunsmuir Street
Vancouver, British Columbia, Canada

Stock Exchange

Toronto Stock Exchange (CLV)
OTCBB (CCBC)

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia, Canada

General Legal Counsel

Boughton Peterson Yang Anderson
Vancouver, British Columbia, Canada

clearly canadian beverage corporation
2489 Bellevue Avenue, West Vancouver, BC Canada V7V 1E1